UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2008

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date December 29, 2008	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 670)

(1) ADJUSTMENT TO THE TERMS
OF THE CONNECTED TRANSACTIONS
SUBSCRIPTIONS OF NEW A SHARES AND NEW H SHARES
UNDER SPECIFIC MANDATE
BY
CHINA EASTERN AIR HOLDING COMPANY
AND
CES GLOBAL HOLDINGS (HONG KONG) LIMITED

(2) RESUMPTION OF TRADING OF H SHARES

(3) PROPOSED AMENDMENT OF ARTICLES OF
ASSOCIATION OF THE COMPANY

Financial Adviser

Independent Financial Adviser

Reference is made to the announcements published by the Company dated 10 December 2008 in relation to the Original Subscriptions and on 24 December 2008 in relation to possible material adjustments to the Original Subscriptions.

The Directors are pleased to announce that such adjustments to the Original Subscriptions have materialized. On 29 December 2008, CEA Holding entered into the Revised A Share Subscription Agreement with the Company and CES Global entered into the Revised H Share Subscription Agreement with the Company respectively and the Original A Share Subscription Agreement and the Original H Share Subscription Agreement were cancelled accordingly.

Pursuant to the Revised A Share Subscription Agreement, CEA Holding will, at the subscription price of RMB3.87 per share, subscribe in cash for 1,437,375,000 new A Shares with a total subscription price of RMB5,562,641,250.

Pursuant to the Revised H Share Subscription Agreement, CES Global will, at the subscription price of RMB1.00 per share, subscribe in cash for 1,437,375,000 new H Shares with a total subscription price of RMB 1,437,375,000.

Immediately after completion of the Subscriptions, CEA Holding will, directly and indirectly hold in aggregate 5,778,750,000 shares in the Company (including 4,341,375,000 A Shares and 1,437,375,000 H Shares), representing an approximately 74.64% of the enlarged total share capital of the Company.

If any of the Subscriptions is not approved (including but not limited to the approvals from the shareholders’ meeting, A Share class meeting, H Share class meeting, or CSRC), the other Subscription will automatically be terminated. The total proceeds of the Subscriptions will be approximately RMB7,000,016,250 before deduction of expenses.

Since CEA Holding is the controlling shareholder, and hence a connected person of the Company, the issue of new A Shares to CEA Holding pursuant to the Revised A Share Subscription Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules and is subject to reporting, announcement and independent shareholders’ approval requirements under that chapter. Further, since CES Global is an indirectly wholly owned subsidiary of CEA Holding, and hence a connected person of the Company, the issue of new H Shares to CES Global pursuant to the Revised H Share Subscription Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules and is subject to reporting, announcement and independent shareholders’ approval requirements under that chapter. The Independent Board Committee comprising the independent non-executive Directors of the Company has been formed to advise the Independent Shareholders on the terms of the Subscriptions. ING, an independent financial adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders on the same.

In accordance with the Company’s articles of association and applicable Listing Rules, the issue of new A Shares and new H Shares pursuant to the Revised A Share Subscription Agreement and the Revised H Share Subscription Agreement respectively is required to be subject to approval of shareholders of the Company by way of special resolutions and by poll at a general meeting and separate class meetings. CEA Holding and its associates will abstain from voting at the general meeting and the class meetings of holders of A Shares and H Shares (if applicable) convened for approving such issue.

A circular containing further details of the Subscriptions as well as other related matters, together with notices of the various shareholders’ meetings, will be issued by the Company and despatched to its shareholders in due course.

At the request of the Company, trading of H Shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 29 December 2008 pending the release of this announcement. The Company has made an application to the Stock Exchange for the resumption of trading of H Shares on the Stock Exchange with effect from 9:30 a.m. on 30 December 2008.

INTRODUCTION

Reference is made to the announcements published by the Company dated 10 December 2008 in relation to the Original Subscriptions and on 24 December 2008 in relation to possible material adjustments to the Original Subscriptions.

The Directors are pleased to announce that such adjustments to the Original Subscriptions have materialized. On 29 December 2008, CEA Holding entered into the Revised A Share Subscription Agreement with the Company and CES Global entered into the Revised H Share Subscription Agreement with the Company respectively and the Original A Share Subscription Agreement and the Original H Share Subscription Agreement were cancelled accordingly.

Pursuant to the Revised A Share Subscription Agreement, CEA Holding will, at the subscription price of RMB3.87 per share, subscribe in cash for 1,437,375,000 new A Shares with a total subscription price of RMB5,562,641,250. In the Original A Share Subscription Agreement, CEA Holding will, at the subscription price of RMB3.60 per share, subscribe in cash for 652,180,000 new A Shares with a total subscription price of RMB2,347,848,000.

Pursuant to the Revised H Share Subscription Agreement, CES Global will, at the subscription price of RMB1.00 per share, subscribe in cash for 1,437,375,000 new H Shares with a total subscription price of RMB1,437,375,000. In the Original H Share Subscription Agreement, CES Global will, at the subscription price of RMB1.00 per share, subscribe in cash for 652,180,000 new H Shares with a total subscription price of RMB652,180,000.

Immediately after completion of the Subscriptions, CEA Holding will, directly and indirectly hold in aggregate 5,778,750,000 shares in the Company (including 4,341,375,000 A Shares and 1,437,375,000 H Shares), representing an approximately 74.64% of the enlarged total share capital of the Company.

If any of the Subscriptions is not approved (including but not limited to the approvals from the shareholders, A Share class meeting, H Share class meeting, or CSRC), the other Subscription will automatically be terminated.

Completion of the A Share Subscription and completion of the H Share Subscription are not expected to take place on the same day. The Company has been advised by its PRC legal adviser that the Subscriptions and the completion thereof, which will ultimately require approval from the CSRC, are in compliance with applicable PRC laws and regulations.

REVISED A SHARE SUBSCRIPTION AGREEMENT

Number of new A Shares subscribed for

CEA Holding will subscribe for 1,437,375,000 new A Shares. Such new A Shares represent approximately 29.53% of the existing issued share capital of the Company as at the date of this announcement. Immediately after completion of the Subscriptions, CEA Holding will hold in aggregate 4,341,375,000 A Shares, representing 56.08% of the enlarged total share capital of the Company.

Subscription price

RMB3.87 per A Share. The subscription price of RMB5,562,641,250 will, pursuant to the terms of the Revised A Share Subscription Agreement, be payable in cash to the special savings account as designated by the Company within 5 Business Days after the Revised A Share Subscription Agreement has come into effect, or such other date as the parties may agree. The subscription price for the A Share Subscription was agreed after arm’s length negotiations between the parties.

The subscription price for the A Share Subscription is determined by reference to the average trading price of A Shares during the Fixed Price Period, which represents not less than 90% to such average trading price of A Shares. The average trading price of A Shares during the Fixed Price Period is the total turnover of A Shares for the Fixed Price Period divided by the total trading volume of A Shares during the Fixed Price Period.

Commencement and termination of the Revised A Share Subscription Agreement

The Revised A Share Subscription Agreement will take effect upon the happening of the followings:

(1)
obtaining the approvals by the shareholders of the Company by way of special resolutions at a general meeting and class meetings for the issue of new A Shares and new H Shares pursuant to the Revised A Share Subscription Agreement and the Revised H Share Subscription Agreement respectively and for the adoption of the revised articles of association of the Company;

(2)
in accordance with the《上市公司收購管理辦法》(Administrative Measures in relation to the Acquisition of the Listed Companies) or related regulations, obtaining the waiver by the shareholders of the Company at a general meeting in relation to the requirement of a general offer by CEA Holding;

(3)	obtaining the waiver from CSRC in relation to the requirement of a general offer by CEA Holding; and

(4)	obtaining all necessary consents, approvals or authorisations from the governmental authorities or other third parties for the Subscriptions, including but not limited to the approval from CSRC.

The Revised A Share Subscription Agreement shall automatically be terminated upon the happening of the followings:

(1)	if the above conditions have not been satisfied within 270 days from the signing of the Revised A Share Subscription Agreement; or

(2)	CSRC has, either in oral or in writing, replied that it will not grant the approval to the Company for any of the Subscriptions.

Lock-up arrangement

Pursuant to the relevant rules of CSRC, CEA Holding has undertaken to the Company that it shall not dispose any of the new A Shares it has subscribed for pursuant to the Revised A Share Subscription Agreement within 36 months from the date of the completion of the Revised A Share Subscription. Except for this lock-up arrangement, there is no restriction on the subsequent sale of the new A Shares that CEA Holding has subscribed for pursuant to the A Share Subscription Agreement.

REVISED H SHARE SUBSCRIPTION AGREEMENT

Number of new H Shares subscribed for

CES Global will subscribe for 1,437,375,000 new H Shares. Such new H Shares represent approximately 29.53% of the existing issued share capital of the Company as at the date of this announcement. Immediately after completion of the Subscriptions, CES Global will hold in aggregate 1,437,375,000 H Shares, representing 18.57% of the enlarged total share capital of the Company.

Application will be made by the Company to the Stock Exchange for the granting of the listing of, and permission to deal in, all the H Shares issued pursuant to the Revised H Share Subscription Agreement.

Subscription price

RMB1.00 per H Share. The subscription price is RMB1,437,375,000 (equivalent to HK$1,629,552,038 as at the date of this announcement). An equivalent amount in HK$ (the exchange rate shall be calculated based on the basic exchange rate of HK$ against RMB as declared by the People’s Bank of China at the date of payment) of such subscription price will be payable in cash to the account of the Company (which shall be designated in writing by the Company at least 5 Business Days prior to the date of payment) within 5 Business Days after the Revised H Share Subscription Agreement has come into effect, or such other date as the parties may agree.

The subscription price for the H Share Subscription is determined by reference to the par value of the H Shares. Such subscription price represents:

(1)	a discount of approximately 12.1% as compared to the closing price of HK$1.29 per H Share on 24 December 2008, the last trading day prior to the suspension of trading of H Share on 29 December 2008;

(2)
a premium of approximately 14.6% as compared to the average closing price of HK$0.989 per H Share for the last 20 consecutive trading days immediately prior to the suspension of trading of H Share on 29 December 2008;

(3)
a premium of approximately 51.2% as compared to the closing price of HK$0.75 per H Share on 26 November 2008, the last trading day prior to the issue of the announcement in relation to the Original Subscription on 10 December 2008; and

(4)	a premium of approximately 46.2% as compared to the net asset value per share of the Company as at 30 June 2008 (unaudited as shown in the interim report 2008 of the Company).

The subscription price for the Revised H Share Subscription was agreed after arm’s length negotiations between the parties.

Commencement and termination of the Revised H Share Subscription Agreement

The Revised H Share Subscription Agreement will take effect upon the happening of the followings:

(1)
obtaining the approvals by the shareholders of the Company by way of special resolutions at a general meeting and class meetings for the issue of new A Shares and new H Shares pursuant to the Revised A Share Subscription Agreement and the Revised H Share Subscription Agreement respectively and for the adoption of the revised articles of association of the Company;

(2)
in accordance with the《上市公司收購管理辦法》(Administrative Measures in relation to the Acquisition of the Listed Companies) or related regulations, obtaining the waiver by the shareholders of the Company at a general meeting in relation to the requirement of a general offer by CEA Holding;

(3)	obtaining the waiver from CSRC in relation to the requirement of a general offer by CEA Holding; and

(4)	obtaining all necessary consents, approvals or authorisations from the governmental authorities or other third parties for the Subscriptions, including but not limited to the approval from CSRC.

The Revised H Share Subscription Agreement shall automatically be terminated upon the happening of the followings:

(1)	if the above conditions have not been satisfied within 270 days from the signing of the Revised H Share Subscription Agreement; or

(2)	CSRC has, either in oral or in writing, replied that it will not grant the approval to the Company for any of the Subscriptions.

Lock-up arrangement

Pursuant to the Revised H Share Subscription Agreement, CES Global has undertaken to the Company that it shall not dispose any of the new H Shares it has subscribed for pursuant to the Revised H Share Subscription Agreement within 12 months from the date of the completion of the H Share Subscription. Except for this lock-up arrangement, there is no restriction on the subsequent sale of the new H Shares that CES Global has subscribed for pursuant to the Revised H Share Subscription Agreement.

RANKING OF NEW A SHARES AND NEW H SHARES TO BE ISSUED

The new A Shares to be issued pursuant to the Revised A Share Subscription Agreement and the new H Shares to be issued pursuant to the Revised H Share Subscription Agreement will rank, upon issue, pari passu in all respects with the A Shares and H Shares in issue at the time of issue and allotment of such new A Shares and new H Shares.

The shareholding structure of the Company immediately prior to, and immediately after, completion of the Subscriptions is as follows:

Shareholding structure of the Company in terms of numbers of shares

	Prior to the Subscriptions		Immediately after the Subscriptions
Shareholders	Number of shares	%	Number of shares	%

CEA Holding	2,904,000,000	59.67	4,341,375,000	56.08
CES Global	–	–	1,437,375,000	18.57
Public	1,962,950,000	40.33	1,962,950,000	25.36
– A Shares	396,000,000	8.14	396,000,000	5.12
– H Shares	1,566,950,000	32.19	1,566,950,000	20.24

Total	4,866,950,000	100	7,741,700,000	100

INFORMATION ABOUT THE PARTIES

CEA Holding is a state-owned enterprise established in the PRC. The principal activities of CEA Holding are investment holding.

CES Global is a company incorporated in Hong Kong, and an indirectly wholly owned subsidiary of CEA Holding. Its principal activities are selling of air tickets and investment holding.

The Company is an international airline company incorporated in the PRC whose H Shares, A Shares and American depository shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively.

REASONS FOR AND BENEFITS OF THE SUBSCRIPTIONS

The US subprime mortgage crisis since 2008 has resulted in continuous fluctuations in global financial markets, which in turn affected the economy and prompted an immediate threat of a global recession. The domestic economy has experienced a slowdown due to the impact of global economic slowdown. The civil aviation industry is highly sensitive to the economic cycle. In 2008, the civil aviation industry is in a difficult operating condition as a result of the economic slowdown, snow storms, earthquake, fluctuations in oil prices and reduction in exchange gains due to the slowdown of RMB appreciation. As at the end of the third quarter of 2008, almost all airline in the domestic civil aviation industry in China suffered losses. It is estimated that the operating conditions will not turn around in the fourth quarter of 2008 which is traditionally a low season for the aviation industry. It is widely expected that the civil aviation industry in China will experience losses as a whole in 2008.

As a result of the above, the Company’s operating and financial condition is under enormous pressure. The continuous fluctuations in global financial markets make it extremely difficult for the Company to obtain financial support in the short run.

Further, the subscription price for A Share Subscription is determined pursuant to《上市公司證券發行管理辦法》 (Administrative Measures in relation to the Acquisition of the Listing Rules) which requires that the subscription price for Revised A Share Subscription shall not be less than, 90% of the average trading price of A Shares during the Fixed Price Period. The subscription price for the new H Shares pursuant to the Revised H Share Subscription Agreement remains unchanged to the subscription price of the new H Shares pursuant to the Original H Share Subscription Agreement, which was determined pursuant to PRC Company Law which requires that the subscription price of H Share cannot be below its par value. The net asset value per share of the Company as at 30 June 2008 (unaudited as shown in the interim report 2008 of the Company) is only RMB0.6842 and both the subscription prices for the Subscriptions represented a high premium of such value.

Through the Subscriptions, especially the revised terms of the Original Subscriptions, the Company believes the increased subscription size will provide additional funds and further improve the financial position of the Company, especially when the Company’s operating and financial condition is under enormous pressure. In the long term, the Subscriptions will enhance the Company’s competitiveness and help to improve its operational position.

The terms and conditions of the Subscriptions are agreed after arm’s length negotiations between the parties. Considering all these factors, the Directors believe that the terms and conditions of the Subscriptions are fair and reasonable and in the interests of the shareholders of the Company as a whole.

RECENT FUND RAISING ACTIVITIES AND USE OF PROCEEDS

The Company has not conducted any fund raising activities within the 12 months immediately prior to the date of this announcement. The total proceeds of the Subscriptions will be approximately RMB7,000,016,250. After deduction of relevant expenses for the Subscriptions, the total proceeds are intended to be used as working capital of the Company.

RISKS ASSOCIATED WITH THE SUBSCRIPTIONS

There are certain risks that are associated with the Subscriptions, including market risk, business and operation risk, financial risk, management risk, supervisory policy risk and other risks. Investors are advised to exercise caution when dealing in the shares of the Company.

IMPLICATIONS UNDER THE LISTING RULES

Since CEA Holding is the controlling shareholder of the Company, and hence a connected person of the Company, the issue of new A Shares to CEA Holding pursuant to the Revised A Share Subscription Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules and is subject to reporting, announcement and independent shareholders’ approval requirements under that Chapter. Further, since CES Global is an indirectly wholly owned subsidiary of CEA Holding, and hence a connected person of the Company, the issue of new H Shares to CES Global pursuant to the Revised H Share Subscription Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules and is subject to reporting, announcement and independent shareholders’ approval requirements under that chapter. Thus, the Independent Board Committee comprising the independent non-executive Directors of the Company has been formed to advise the Independent Shareholders on the terms of the Subscriptions. ING, an independent financial adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders on the same.

Meanwhile, the issue of new A Shares and new H Shares pursuant to the Revised A Share Subscription Agreement and the Revised H Share Subscription Agreement respectively will be conducted under specific mandates and will constitute a variation of class rights of the holders of A Shares and the holders of H Shares under the Articles of Association. Pursuant to the Articles of Association and Rule 19A.38 of the Listing Rules, the issue of such new A Shares and new H Shares are required to be subject to approvals of shareholders of the Company by way of special resolutions at a general meeting and separate class meetings. Voting on the general meeting and class meetings will be taken by way of poll. CEA Holding and its associates will abstain from voting at the general meeting and the class meetings of holders of A Shares and H Shares (if applicable) convened for the purpose of approving the issue of new A Shares and new H Shares.

A circular containing further details of the Subscriptions as well as other related matters, together with notices of the various shareholders’ meetings, will be issued by the Company and despatched to its shareholders in due course.

At the request of the Company, trading of the H Shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 29 December 2008 pending the release of this announcement. The Company has made an application to the Stock Exchange for the resumption of trading of H Shares on the Stock Exchange with effect from 9:30 a.m. on 30 December 2008.

PROPOSED AMENDMENTS OF ARTICLES OF ASSOCIATION

In relation to the Subscriptions, certain consequential changes to the Articles of Association will have to be made. All such amendments will be conditional upon and with effect from obtaining the approval from the shareholders of the Company at the shareholders’ meeting and the completion of the Subscriptions pursuant to the Revised A Share Subscription Agreement and the Revised H Share Subscription Agreement.

The proposed amendments to the Articles of Association are set out below:

1.	The original Article 6 of the Articles of Association is:

“Article 6.
In accordance with the PRC Company Law, the Special Regulations, Mandatory Provisions for the Articles of Association of Companies to be Listed Outside China (the “Mandatory Provisions”) and other relevant laws and administrative regulations, the Company adopted a resolution at the 2006 shareholders’ annual general meeting on 29 June, 2007 to amend the Company’s previously amended articles of association approved at the 2004 shareholders’ annual general meeting on June 30, 2005 (the “Original Articles of Association”) and to formulate these articles of association of the Company.”

Article 6 shall be amended as:

“Article 6
These articles of association of the Company are formulated in accordance with the Company Law, the Special Regulations, the Mandatory Provisions for the Articles of Association of Companies to be Listed Outside China (the “Mandatory Provisions”) and other relevant laws and administrative regulations.”

2.	The original Article 10 of the Articles of Association is:

“Article 10.
The Company may invest in other limited liability companies or joint stock limited companies. The Company’s liabilities to an investee company shall be limited to the amount of its capital contribution to the investee company.

Upon approval of the companies approving department authorized by the State Council, the Company may, according to its need of operation and management, operate as a holding company as prescribed in the second paragraph of Article 12 of the Company Law.”

The 2nd paragraph of Article 10 shall be deleted.

3.	The original Article 20 and Article 21 of the Articles of Association are:

“Article 20.
In accordance with the approval granted by the Securities Commission of the State Council, the Company may issue a total of 4,866,950,000 ordinary shares, of which (a) 3,000,000,000 A Shares were issued upon the establishment of the Company and were all subscribed for by the promoter of the Company; (b) 1,566,950,000 H Shares were issued to foreign investors in an initial public offering in February 1997; and (c) 300,000,000 ordinary shares were issued publicly to domestic investors, including up to 45,000,000 shares issued to the employees of the Company.

Article 21.
Following the issuance of 300,000,000 ordinary shares to domestic investors, the total amount of the outstanding shares of the Company is 4,866,950,000 shares, comprising 3,000,000,000 A Shares held by China Eastern Air Holding Company (which were issued upon the establishment of the Company and all subscribed for by the promoter of the Company representing 61.6% of the total share capital of the Company), 1,566,950,000 H Shares issued to and purchased by foreign investors in an initial public offering, representing 32.2% of the total share capital of the Company, 300,000,000 A Shares issued to domestic investors, representing 6.2% of the total share capital of the Company.

The shareholders’ meeting for the A Shares held on December 18, 2006 approved the share reform plan of the Company. Following the implementation of the share reform plan, the total share capital of the Company remains unchanged, i.e. 4,866,950,000 shares, among which, China Eastern Air Holding Company holds 2,904,000,000 A Shares, representing 59.67% of the total share capital of the Company; 1,566,950,000 H Shares, which are Overseas-Listed Foreign-Invested Shares, representing 32.20% of the total share capital of the Company; 396,000,000 A Shares, which are Domestic-Invested Shares, representing 8.13% of the total share capital of the Company.”

Article 20 and Article 21 shall be amended as:

“Article 20	As approved by the securities regulatory authority of the State Council, the total amount of shares of the Company is 7,741,700,000 shares.

Article 21
The Company has issued a total of 7,741,700,000 ordinary shares, comprising a total of 4,737,375,000 A shares, representing 61.19% of the total share capital of the Company, a total of 3,004,325,000 H shares, representing 38.81% of the total share capital of the Company.”

4.	The original Article 24 of the Articles of Association is:

“Article 24.
The Company’s registered capital is RMB4,866,950,000. The Company, after having made its first increase of capital by issuing ordinary shares in accordance with Article 20 and Article 21, will increase its registered capital in accordance with the actual increase of capital by issuing shares as confirmed in a capital verification report prepared by certified accountants, and will accordingly register the increased capital with China’s State Administration for Industry and Commerce.”

Article 24 shall be amended as:

“Article 24	The registered capital of the Company is RMB7,741,700,000.”

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“A Share Subscription”	means the subscription of new A Shares by CEA Holding pursuant to the Revised A Share Subscription Agreement;

“A Shares”	means the ordinary shares issued by the Company, with a RMB denominated par value of RMB1.00 each, which are subscribed for and paid up in RMB and are listed on the Shanghai Stock Exchange;

“Articles of Association”	means the articles of association of the Company;

“associates”	has the meaning ascribed thereto under the Listing Rules;

“Board”	means the board of directors of the Company;

“Business Day”	means a day (excluding Saturday and Sunday) on which the banks are generally open for business in the PRC;

“CEA Holding”
means 中國東方航空集團公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company holding approximately 59.67% of its issued share capital as at the date of this announcement;

“CES Global”	means 東航國際控股（香港）有限公司 (CES Global Holdings (Hong Kong) Limited), a company incorporated under the laws of Hong Kong, and an indirectly wholly owned subsidiary of CEA Holding;

“Company”
means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H Shares, A Shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“connected person”	has the meaning ascribed thereto under the Listing Rules;

“controlling shareholder”	has the meaning ascribed thereto under the Listing Rules;

“CSRC”	means the China Securities Regulatory Commission;

“Directors”	means the directors of the Company;

“Fixed Price Period”	means for the 20 trading days ending on the date immediately preceding 30 December 2008;

“H Shares”
means the ordinary shares issued by the Company, with a RMB denominated par value of RMB1.00 each, which are subscribed for and paid up in a currency other than RMB and are listed on the Stock Exchange;

“HK$”	means Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong”	means the Hong Kong Special Administrative Region of the PRC;

“Independent Board Committee”	means the independent board committee of the Company formed to advise the Independent Shareholders in relation to the Subscriptions;

“Independent Shareholders”	means the shareholders of the Company, other than CEA Holding and its associates;

“ING”	means ING Bank, N.V., the independent financial adviser appointed pursuant to the Listing Rules in connection with the Subscriptions;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Original A Share Subscription Agreement”
means the subscription agreement entered into between CEA Holding and the Company on 10 December 2008, under which, CEA Holding agrees to subscribe for, and the Company agrees to issue, 652,180,000 new A Shares at the subscription price of RMB3.60 per share;

“Original H Share Subscription Agreement”
means the subscription agreement entered into between CES Global and the Company on 10 December 2008, under which, CES Global agrees to subscribe for, and the Company agrees to issue, 652,180,000 new H Shares at the subscription price of RMB1.00 per share;

“Original Subscriptions”	means the proposed subscription of new A Shares and H Shares by CEA Holding and CES Global respectively as announced by the Company on 10 December 2008;

“PRC”	means the People’s Republic of China;

“Revised A Share Subscription Agreement”
means the revised subscription agreement entered into between CEA Holding and the Company on 29 December 2008, under which, CEA Holding agrees to subscribe for, and the Company agrees to issue, 1,437,375,000 new A Shares at the subscription price of RMB3.87 per share;

“Revised H Share Subscription Agreement”
means the revised subscription agreement entered into between CES Global and the Company on 29 December 2008, under which, CES Global agrees to subscribe for, and the Company agrees to issue, 1,437,375,000 new H Shares at the subscription price of RMB1.00 per share;

“RMB”	means Renminbi, the lawful currency of the PRC;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“Subscriptions”	means the A Share Subscription and the H Share Subscription, and “Subscription” refers to each of them;

“trading day”
with respect to A Shares, means a day on which the Shanghai Stock Exchange is open for dealing or trading in securities; and with respect to H Shares, means a day on which the Stock Exchange is open for dealing or trading in securities; and

“%”	per cent.

An exchange rate of HK$1.1337 to RMB1.00 has been used in this announcement for illustrative purpose only.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Directors as at the date of this announcement are:

Li Jun	(Vice Chairman acting on behalf of the Chairman, Non-executive Director)
Li Fenghua	(Non-executive Director)
Luo Chaogeng	(Non-executive Director)
Cao Jianxiong	(Executive Director)
Luo Zhuping	(Executive Director)
Hu Honggao	(Independent non-executive Director)
Peter Lok	(Independent non-executive Director)
Wu Baiwang	(Independent non-executive Director)
Zhou Ruijin	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)

Shanghai, the PRC
29 December 2008